Exhibit 1

PRESS RELEASE

Cyren Malware Researcher to Speak at Infosecurity Europe 2018
on ‘Fileless’ Ransomware

McLean, VA – May 30, 2018 – Cyren (NASDAQ: CYRN), a leader in cloud internet security, today announced that Arna Magnusardottir, senior malware researcher with the Cyren Security Lab, has been selected to present her findings on “fileless” ransomware during an Infosecurity Europe 2018 conference session.

Taking place Wednesday, June 6 at 10:40 a.m. in Olympia, London, the session is titled “Fileless Ransomware: How it Works and How to Stop It.” The rising use of super stealthy “fileless” ransomware to evade detection and complicate mitigation is a new and notable development in the ongoing game of cat-and-mouse between malware authors and security systems. Magnusardottir’s session will provide attendees an end-to-end look at fileless ransomware attacks and show how they fit into the current ransomware landscape. Using real-world examples, she will cover the range of techniques in use, common attack vectors, and strategies for defense for IT and security managers.

Based in Iceland, Magnusardottir joined Cyren in 2015. She received her diploma in computer science from Reykjavík University.

Visit Cyren in booth F220 during Infosecurity Europe June 5-7.

About Infosecurity Europe

Infosecurity Europe is the region’s number one information security event featuring Europe’s largest and most comprehensive conference program and over 400 exhibitors showcasing the most relevant information security solutions and products to 19,500+ information security professionals. For more information, visit www.infosecurityeurope.com.

About Cyren

More than 1.3 billion users around the world rely on Cyren’s 100% cloud internet security solutions to protect them against cyber-attacks and data loss every day. Powered by the world’s largest security cloud, Cyren (NASDAQ and TASE: CYRN) delivers fast time to protection from cyber threats with award-winning security as a service for web, email, sandboxing, and DNS for enterprises, and embedded threat intelligence solutions for security vendors and service providers. Customers like Google, Microsoft and Check Point are just a few of the businesses that depend on Cyren every day to power their security. Learn more about how Cyren is first to detect, and first to protect at Cyren.

Blog: blog.cyren.com
Facebook: www.facebook.com/CyrenWeb
LinkedIn: www.linkedin.com/company/cyren
Twitter: www.twitter.com/CyrenInc or twitter.com/cyren_ir

Cyren Company Contact:

Mike Myshrall, CFO

Cyren

+1.703.760.3320
mike.myshrall@cyren.com

Cyren Media Contact:

Matthew Zintel

Zintel Public Relations

+1.281.444.1590

matthew.zintel@zintelpr.com